MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended September 30, 2008

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel: 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis of Norsat International Inc. (the “Company”) as of November 5, 2008 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month period ended September 30, 2008, and the 2007 annual financial statements and management discussion and analysis and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in US Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2007, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.2

Overview

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat International Inc.                      Management Discussion & Analysis

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts) Amounts are in US Dollars
	Year Ended December 31
	2007	2006	2005
	$	$	$
Sales	16,398	13,448	14,953
Selling, general and administrative	6,837	8,384	10,337
Net earnings (loss) from continuing operations	1,385	(3,879)	(4,861)
Net earnings (loss)	1,385	(3,833)	(4,861)
Earnings (loss) per share from continuing operations	0.03	(0.08)	(0.11)
Earnings (loss) per share	0.03	(0.08)	(0.11)
Earnings (loss) per share, basic and diluted	0.03	(0.08)	(0.11)
Total assets	9,528	8,427	9,049
Long-term financial liabilities	nil	nil	1,726

1.4

Results of Operations

SECOND QUARTER REVIEW

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Revenue	$ 4,888,547	$ 3,786,506	$ 11,777,097	$ 11,670,821
Gross Profit	$ 2,325,126	$ 1,876,894	$ 5,782,202	$ 6,300,147
Gross Profit %	47.6%	49.6%	49.1%	54.0%
Selling, General and Administrative	1,468,344	1,186,245	$ 4,298,715	3,700,487
Product Development	82,968	226,646	493,572	618,619
Amortization	97,591	90,800	278,922	232,148
Total Operating Expenses	1,648,903	1,503,691	5,071,209	4,551,254
Earnings from operations before other expenses and income taxes	676,223	373,203	710,993	1,748,893
Foreign Exchange (Gain)Loss	(76,367)	199,580	(210,473)	420,836
Interest Expense	10,509	6,296	39,448	171,189
Earnings from operations before income taxes	742,081	167,327	882,018	1,156,868

THIRD QUARTER HIGHLIGHTS

Key items that affected the results for the third quarter of 2008, compared to the third quarter of 2007, are as follows:

•

Revenues improved significantly year on year for Satellite systems to $2.6MM in the quarter ended September 30, 2008 from $1.4MM for the same period in 2007. Microwave products sales was down 5.9% to $2.3MM this quarter from $2.4MM for the same period in 2007.  The gross margins of 47.6% for the

Norsat International Inc.                      Management Discussion & Analysis

quarter is down slightly from the 49.6% experienced in the same period in 2007.  Margins realized from Microwave products during the quarter are consistent with the second quarter of 2008 but lower than the same period in 2007.  Margins experienced in the second and third quarters of 2007 were unusually high as a result of sales of  higher end commercial and military grade products.

Margins from Satellite systems were up during the quarter at 57.1% compared to the 50.9% experienced in the same period last year. These results reflect the continuing effort to provide a broader array of products and services to our Satellite systems customers.

•

Selling, General and Administrative expenses of $1.5MM in the quarter ended September 30, 2008 remained consistent with the $1.5MM expense in the previous fiscal quarter.  Head count for the quarter remained at 52 employees compared to the previous quarter, but up from the 43 employees in the same period last year. Expenses are higher than the same period last year due to a number of factors:

o

Commissions for the current quarter were higher due to the significant increase in sales volume.

o

During the quarter ended September 30, 2008, the company filled positions that were vacant in the third quarter of 2007.

o

The quarter saw continued corporate development efforts in support of sales growth and expansion opportunities.

•

In September 2008, Norsat was awarded a $5.97 million repayable investment received from Industry Canada through the Strategic Aerospace and Defence Initiative (SADI).  This funding represents funds to be applied against the company’s eligible R&D expenses for the period of September 21, 2007 up to and including December 31, 2011.  Funding objectives of the program include designing components that enable ground satellite systems to operate reliably over significant temperature ranges and in extreme environmental conditions; examining flat antenna technologies to increase satellite system portability; developing automatic integrated control consoles that make it easier for non-technical users to operate ground-based satellite equipment; and introducing new products for the wireless communication market that complement the company’s satellite system offerings.

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).

As a result of receiving this award, Cdn$360,000 was accrued and reported as a reduction to product development costs in the third quarter of 2008.

For the three and nine months ended September 30, 2008, no liabilities have been accrued for future royalty payments.

In July, 2008 the company released the first product in its vehicle mount satellite terminal family. In addition, with the launch of its new offering, the company has signed contracts with the U.S. military and an Asian broadcasting network, to provide vehicle mount terminals for the transmission of video data feeds. The vehicle mount satellite terminals are equipped with a control console that initializes and optimizes modem and transmitter settings and also automatically aligns the antenna towards the desired satellite. The contracts are expected to be filled in the final quarter of 2008.

In September, 2008, the Company announced the establishment of an Italian subsidiary, Norsat Italia s.r.l., to pursue opportunities in the maritime navigation, information systems and communications arena. This subsidiary will constitute a new business unit focused on the maritime sector. In a related move, the company announced a strategic partnership with Italy-based Navisystem Marine Electronics srl. (”Navisystem”), a provider of maritime very small aperture terminals (”VSAT”). In addition to reseller agreements, the two companies will explore opportunities for joint development projects, working to leverage each company’s respective technology expertise to introduce a suite of marine satellite terminals that meets the varying needs of government and commercial maritime markets worldwide.  While this initiative is not expected to contribute immediately to results, it helps the Company diversify into other market opportunities.

In September 2008 the company announced a series of contract awards, a prominent one being the $5.5 million contract awarded by the US Department of Defense (“DoD”) to provide portable satellite terminals, ancillary equipment and associated implementation, training, and maintenance services. It is expected that this contract will be fulfilled over the next two quarters.

Norsat International Inc.                      Management Discussion & Analysis

As at September 30, 2008, working capital* improved to $7.3MM as compared to $4.9MM at the end of 2007. The current ratio** for the third quarter of 2008 was 3.4x compared to the 2.3x at the end of 2007. These improvements reflect the continuing commitment to a more effective structure for future operations and activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market which will likely put pressure on our gross margins.

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

REVENUES and GROSS MARGINS

	Three months ended September 30		Nine months ended Sept. 30,
	2008	2007	2008	2007
Sales	$		$	$
Microwave Products	$ 2,262,680	$ 2,398,279	$ 6,339,625	$ 6,961,819
Satellite Systems	2,625,867	1,388,227	5,437,472	4,709,002
Total	$ 4,888,547	$ 3,786,506	$ 11,777,097	$ 11,670,821
Gross Profit Margin	%	%	%	%
Microwave Products	36.5	48.8	39.3	49.4
Satellite Systems	57.1	50.9	60.1	60.8
Average Gross Margin	47.6	49.6	49.1	54.0

After a slow start, sales in the first three quarters of the current year drew even compared to the same period last year.  This resulted from sales for the three months ended September 30, 2008 increasing $1.1 million to $4.9 million, up from the $3.8 million sold in the same period of 2007.

Microwave product sales in the first three quarters of 2008 continued it’s steady performance, albeit being down slightly when compared to the same time last year. On a year to date basis, Microwave Sales of $6.3 million is down 8.9% from the same period in 2007.  This is primarily the result of microwave sales in the first quarter of 2007 being atypically higher as a result of a backlog from the end of 2006. For the quarter, sales of Microwave Products were $2.3 million, down by 5.7%, compared to $2.4 million in the same period last year. The decline is partially attributable to general market conditions related to the slowdown being experienced globally.

Sales of Satellite Systems for the quarter were $2.6 million, up significantly from the $1.4 million sales performance in the same period last year. Year to date sales of Satellite Systems at $5.4 million is up 15.5% from the $4.7 million for the same period last year.  This reflects the demand for terrestrial equipment starting to catch up with increased satellite launches seen in 2007.

The overall gross margin for the quarter ended September 30, 2008 was 47.6% compared to 49.6% in the same period last year.  Management anticipates that overall margins will continue to hold at these levels despite some downward pressures resulting from the recessionary trends in the US economy.

Norsat International Inc.                      Management Discussion & Analysis

Margins realized from Microwave products during the quarter at 36.5% are consistent with the previous quarter but lower than 48.8% in the same period in 2007.  Margins experienced in the second and third quarters of 2007 were unusually high as a result of sales of higher end commercial and military grade products during that timeframe.

Margins from Satellite systems were up during the quarter at 57.1% compared to the 50.9% experienced in the same period last year. These results reflect the continuing effort to provide a broader array of products and services to our Satellite systems customers.

Gross margins for Microwave products on a year to date basis are down from 49.4% in the first three quarters of 2007 compared to 39.3% for the same period of 2008.  The commercial markets served by the Microwave segment tend to be more sensitive to macroeconomic factors and are experiencing downward margin pressures as a result of the US recession.

Satellite systems margins continue to be consistent year on year with the first three quarters of 2008 at 60.1% compared to 60.8% for the same period in 2007.  Management expects margins for Satellite systems and services to be maintained at current levels despite the current uncertainty and volatility in the global environment.

EXPENSES

	Three months ended September 30,		Nine months ended Sept. 30,
	2008	2007	2008	2007
Expenses	$	$	$	$
Selling, general and administrative	1,468,344	1,186,245	4,298,715	3,700,487
Product development	82,968	226,646	493,572	618,619
Amortization	97,591	90,800	278,922	232,148
Total	1,648,903	1,503,691	5,071,209	4,551,254

The Company’s new management, appointed by the board of directors in September 2006 focused on improving efficiency by reducing administrative costs such as rent, salaries (as a result of staff reduction) and insurance premiums. While management’s commitment to cost control has not wavered, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

Administrative costs increased by 9.7% to $1.6 million in the third quarter of 2008 from $1.5 million in the same period of 2007.  This increase was driven primarily by the company’s planned investment in personnel, resources and corporate development activities to support growth by broadening the company’s portfolio of products and diversifying the customer base.

Product development costs decreased by 63.0% as a result of recording an investment of Cdn$360,000 from the SADI program towards research and development costs. Without the SADI program contribution, the company’s product development costs would have increased by 90.2% to $428,676 in the three months ended September 30, 2008 from $226,646 in the same period in 2007, reflecting increased product development programs in both the Microwave business segment and the Satellite systems segment. These costs also reflect the research and development center in Korea established in early 2008.

Amortization expenses increased by $6,791 compared to the same period in the previous year reflecting the amortization of additional research and testing equipment.

1.5

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2007 Annual Report.  The unaudited consolidated statements of operations data presented below reflects

Norsat International Inc.                      Management Discussion & Analysis

all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts) Amounts are in US$
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2008	$	$	$
Sales	2,929	3,960	4,889
Net earnings	5	135	742
Earnings per share – basic	0.00	0.00	0.01
Earnings per share – diluted	0.00	0.00	0.01
Weighted average common shares outstanding	#	#	#
Basic	51,911	53,668	53,698
Diluted	55,659	57,335	57,140

2007	$	$	$	$
Sales	3,762	4,122	3,787	4,727
Net earnings	462	526	167	230
Earnings per share – basic	0.01	0.01	0.00	0.00
Earnings per share – diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	50,486	50,629	50,635	50,646
Diluted	55,743	55,869	55,845	55,871

2006				$
Sales				4,781
Net (loss) earnings				424
Earnings per share – basic				0.01
Earnings per share – diluted				0.01
Weighted average common shares outstanding				#
Basic				48,557
Diluted				52,872

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year. Operating expenses have been rationalized since the fourth quarter of 2006 and into 2007.

– Revenue for the first quarter of 2008 was consistent with historical patterns of a soft quarter to start the year.  The first quarter of 2007 had a significantly stronger result due to a backlog of orders from the fourth quarter of 2006 that could not be shipped in time.

- Similarly, revenues for the second quarter of 2008 was consistent with historical patterns, albeit down slightly from the same time period last year.

– Although partially offset by federal funding, operating expenses for the first nine months of 2008 are up from 2007 levels as a result of the current year’s renewed commitment to research and product development in order to maintain product leadership.

Norsat International Inc.                      Management Discussion & Analysis

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash balance as at September 30, 2008 was $0.4 million, a decrease of $0.3 million from $0.7 million as at December 31, 2007.  During the three months ended September 30, 2008, cash consumed by operations was $0.4 million. Financing activities generated net proceeds of $0.1 million during the three months ended September 30, 2008. Investing activities consumed $0.1 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at September 30, 2008, working capital* increased to $7.3MM as compared to $4.9MM at the end of 2007.  The current ratio** for the second quarter of 2008 was at 3.4x as compared to 2.3x for the end of 2007. These improvements reflect the commitment to achieving a more effective structure for future operations and activities.

Accounts receivable, was at $4.7 million as at September 30, 2008, up from the balance of $3.4 million as at December 31, 2007. This net change is primarily due to the higher sales volume experienced in the back half of the quarter ended September 30, 2008. The bad debt provision is reviewed at the end of each financial period according to the Company’s policy which is based on the credit terms of its customers and historical collection data. Review of the Company’s accounts receivable determined that the bad debt provision was reasonably assessed as at September 30, 2008.

Accounts payable and accrued liabilities were $2.8 million, compared to $2.8 million as at December 31, 2007, reflecting prompt payment of accounts payable to maintain a positive relationship with the company’s suppliers

Inventory as at September 30, 2008 was $5.1 million compared to $4.2 million as at December 31, 2007. The increase in inventory resulted from an increase in the purchase of materials to satisfy the current backlog of orders of Satellite systems. The Company’s inventory level for Microwave products are replaced on a just-in-time basis and continue to be monitored for sales trends to manage the risk of obsolescence.

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At September 30, 2008, the Company has accumulated a deficit of $33,832,320. The Company started to generate net profit from its continued operations from the fourth quarter of 2006 through to the third quarter of 2008. However, it cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite current uncertainty in the global economic environment.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

1.7

Capital Resources

The Company’s capital resources as at September 30, 2008 were in cash. In the current environment of global uncertainty, the Company plans to continue to fund cash requirements through operations. And if required, the Company has operating lines of credit in place than can be drawn upon.  In addition, warrants for 393,890 shares at a strike price of $0.48 are set to expire in the next two quarters and if redeemed will provide additional capital to the Company.

Norsat International Inc.                      Management Discussion & Analysis

The 1,250,000 warrants for the purchase of 1,250,000 shares at $0.45 issued to Leminak, SA were set to expire on October 26, 2008.  On October 24, 2008, 487,500 warrants were exercised for 487,500 shares resulting in proceeds of $219,375.  The remaining 762,500 warrants expired unexercised.

During the nine months ended September 30, 2008 the Company completed the following financing transactions:

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding of which 2,915,235 were redeemed at the strike price of US$0.475.  The remaining 149,997 warrants expired.  Proceeds of the warrants exercised totaled US$1,384,737.

During the first quarter of 2008, the Company obtained a secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

MARG of Cdn$450,000 from EDC

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

On January 31, and February 29, 2008 the Company repaid US$300,000 (Cdn$301,270) and US$200,000 (Cdn$196,880) respectively of the operating line of credit. The February 29 payment was the full and final payment on the outstanding line of credit.

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

	2008	2009	2010	2011	2012
Inventory purchase obligation	2,516,130				
Operating lease obligations	163,277	525,630	483,155	441,054	42,069
Total	2,679,407	525,630	483,155	441,054	42,069

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its contractual obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

In September 2008, Norsat was awarded a $5.97 million repayable investment received from Industry Canada through the Strategic Aerospace and Defence Initiative (SADI).  As a result of receiving this award, Cdn$360,000 was

Norsat International Inc.                      Management Discussion & Analysis

accrued and reported as a reduction to product development costs in the third quarter of 2008.  While no cash has been received to date, the Company expects the cash reimbursements to start in 2009 and continue on a regular basis over the duration of the contract.

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

Not applicable

1.10

Proposed Transactions

Not applicable.

1.11

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there is no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Norsat International Inc.                      Management Discussion & Analysis

➢

The Company entered into a $5.97 million repayable investment with the Ministry of Industry through the Strategic Aerospace and Defence Initiative (SADI).  This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement.

1.12

Changes in Accounting Policies including Initial Adoption

EIC – 130 - CHANGE IN REPORTING CURRENCY

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions translated using the rates of exchange in effect as at the date of the various capital transactions.  All resulting exchange differences arising from the translation are included as a separate component of the other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

CICA – 1535 “CAPITAL DISCLOSURES” AND CICA 3862 and 3863 – “FINANCIAL INSTRUMENTS – PRESENTATION”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  The adoption of these standards did not have a material effect on the Company’s financial statements.

CICA – 3031 – “INVENTORIES”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.  As a result of adopting CICA Section 3031, a reversal of previous write downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.

In accordance with the transitional provisions provided, the inventory change of $285,396 was adjusted to opening retained earnings as of the adoption date.  The net effect of this adoption was an increase in inventory and a decrease to opening deficit.

For the quarter ended June 30, 2008, the Company changed its estimate of provisions for inventory obsolescence on inventory items related to the Globetrekker family of products. Under paragraph 29A of CICA 3031, it would be appropriate to group these individual items as they are all related and form part of the same finished product.

Norsat International Inc.                      Management Discussion & Analysis

Under paragraph 33 of CICA 3031 – “A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value. This occurs, for example, when an item of inventory that is carried at net realizable value, because its selling price has declined, is still on hand in a subsequent period and its selling price has increased.”

During the second quarter, the Company experienced a significant change in the volume of sales of Globetrekker products compared to previous years. Under the guidelines provided in paragraph 33 of CICA 3031, management concluded that the circumstances that caused inventories to be written down below cost no longer existed.  Based on this conclusion, management reversed the amount of the write-down. The effect of this conclusion was a release of $88,589 from the inventory provision

For the quarter ended September 30, 2008, the Company did not make any changes from the previous period in its estimation process of provisions for inventory obsolescence.

IFRS

The accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.

Implementing IFRS will have an impact on accounting financial reporting and supporting IT systems and processes.

It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.  Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS.

1.13

Financial Instruments and Other instruments

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable and accrued liabilities.  The carrying value of cash, short-term investments, accounts receivables, accounts payable and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  The Company has not entered into any derivative agreements to mitigate this risk.

1.14

Outstanding Share Data

The following details the share capital structure as at September 30, 2008:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				53,702,105

Share purchase options
	2.57 years	CDN$0.50 to CDN$2.39	1,664,500
	3.01 years	CDN$2.40 to CDN$4.29	89,750
	3.01 years	CDN$4.30 to CDN$6.19	89,750	1,844,000

Warrants	April 28, 2009	CDN$1.09	1,206,811
	October 26, 2008	US$0.45	1,250,000
	January 12, 2009	US$0.48	393,890	2,850,701

Norsat International Inc.                      Management Discussion & Analysis

1.15

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; renegotiating the terms of all or some portion of the short-term debts; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At September 30, 2008, the Company has accumulated a deficit of $33,832,320. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the third quarter of 2008. However, it cannot be used as an indication of the Company’s future performance.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

➢

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at September 30, 2008, 55%

Norsat International Inc.                      Management Discussion & Analysis

of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,702,105 were outstanding at September 30, 2008 and an additional 4,694,701 common shares have been reserved for issuance upon the exercise of outstanding options and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported eight consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future,

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  As of September 30, 2008, the Company had no outstanding forward contracts.

1.16

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of September 30, 2008, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

Norsat International Inc.                      Management Discussion & Analysis

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of September 30, 2008.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.